Exhibit 99.1

Hexindai Signs Aggregate RMB1 Billion in Line of Credit Agreements with Ping An and Xiamen International Banks

BEIJING, CHINA, January 31, 2018 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has signed an aggregate of RMB1 billion in line of credit agreements with Ping An Bank and Xiamen International Bank.

According to the terms of the agreements, Ping An Bank will provide a RMB500 million line of credit with a term of one year while Xiamen International Bank will provide a RMB500 million line of credit with a term of two years. The lines of credit will be used for general corporate purposes.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “We believe these agreements reflect the vote of confidence from leading financial institutions in our business and long-term growth prospects. We will use the lines of credit to improve operational efficiency, expand advertising campaigns and for general corporate purposes which will help us reinforce our competitive advantage in China’s rapidly growing consumer lending marketplace.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capabilities combining its online platform with an extensive offline network, and an advanced risk management system which is further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, Hexindai supports a higher customer satisfaction rate and has experienced rapid growth in China.

For investor inquiries, please contact:

Hexindai

Wendy Xuan

Tel: +86 10 5370 9902 ext. 829

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com